Exhibit 99.1

Clearmind Medicine Signs Definitive Agreement to Acquire 51% Stake in Wireless Charging Company for Automated Parking and Robotaxis

Charging Robotics is one of the few worldwide developing innovative wireless charging systems designed specifically for automated parking facilities and autonomous mobile platforms- environments where conventional cables and plug-in infrastructure cannot operate.

Vancouver, Canada, September 04, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation psychedelic, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced that it has entered into a definitive agreement (“Agreement”) to acquire a 51% stake in Charging Robotics, an intelligent EV (electric vehicles) wireless charging solutions for automated parking systems and autonomous mobile platforms company (“Charging Robotics”).

Charging Robotics develops dedicated intelligent wireless charging systems designed specifically for automated parking facilities, autonomous mobile platforms, and robotaxi operations, environments where conventional cables and plug-in infrastructure cannot operate. Its proprietary technology delivers continuous charging of up to 10 kW, with smart vehicle communication and dynamic energy management that allocates power in real time. The system integrates directly into robotic parking platforms and autonomous vehicle workflows, requiring no manual connection and no traditional charging stations. The technology is designed to make EV charging a background function of smart parking and autonomous mobility, improving utilization, safety, and the end-user experience in dense urban settings.

Under the terms of the Agreement, Clearmind will acquire the majority stake of Charging Robotics for an aggregate purchase price of $2.5 million (the “Acquisition”). In addition, in connection with and as a condition to the closing of the Acquisition (the “Closing”), the Company shall extend a loan to Charging Robotics in the principal amount of $1.5 million (the “Loan”). The Loan shall bear interest at a rate of 4% per annum.

Unless earlier repaid, the outstanding principal amount of the Loan, together with accrued and unpaid interest, will become due and payable on the three-year anniversary of the Closing. If, as of that date, Charging Robotics has not generated positive cash flow from its operating and financing activities, together with available financing sources, sufficient to repay the outstanding loan amount, as reflected in its most recently completed financial statements prepared in accordance with IFRS, the repayment date will automatically be extended until the first date on which Charging Robotics has generated such cash flow and available financing sources. During any extension period, the outstanding principal amount will continue to accrue interest at the rate of 4.0% per annum.

The Closing of the Acquisition is expected to occur during the week of September 7, 2026, subject to the satisfaction of certain closing conditions.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and completion of the acquisition and the satisfaction of closing conditions related to the acquisition. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.